Exhibit 99.4

Amended and Restated as of July 12, 2004

James Tennant

Chairman and CEO

JRT Acquisition, Inc.

4501 W. 47th Street

Chicago, IL 60632

Dear Jim:

We are pleased to inform you that Fleet Capital Corporation (“FCC” or the “Agent”) has approved the underwriting of $50,000,000 in Senior Credit Facilities (the “Facilities”) to the “Borrower” (as defined in the attached Summary of Terms and Conditions) (the “Transaction”). The Facilities would be provided upon the general terms and conditions set forth in the attached Summary of Terms and Conditions (the “Term Sheet”) and fee letter (the “Fee Letter”). The terms and conditions set forth in the Term Sheet and in the Fee Letter are hereby incorporated into this letter, including, without limitation, the “Conditions Precedent” as set forth in the Term Sheet. Capitalized terms not defined herein shall have the meanings set forth in the Fee Letter and the Term Sheet. Please note, however, that this letter, the Fee Letter and the Term Sheet do not constitute a commitment to make the Facilities available. Any such commitment would be subject to the terms and conditions of a definitive credit agreement and other loan documents

By accepting this letter, JRT Acquisition agrees to reimburse FCC for all reasonable out-of-pocket fees and expenses incurred in connection with the due diligence, underwriting, closing, and syndication of the Facilities outlined herein, whether or not such Facilities are consummated.

This letter, including without limitation the Term Sheet and Fee Letter, is intended to be indicative of the principal terms of the Facilities and does not purport to specify all of the terms, conditions, representations and warranties, covenants and other provisions that will be contained in the final loan documents for the Facilities. Further, as stated above this letter is not a commitment to make the Facilities available.

FCC is delivering this letter to you in reliance upon the accuracy of all information furnished to FCC by you or on your behalf and with the understanding that you will not disclose the contents of this letter or FCC’s involvement or interest in providing financing for the proposed transaction to any third party (including, without limitation, any financial institutions), without FCC’s prior written consent, other than to the board of directors of HOMZ, applicable governmental and regulatory authorities, your advisors and officers and the management and partners or members on a need-to-know basis. You agree to inform all such persons who receive information concerning FCC or this commitment that such information is confidential and may not be disclosed to any other person. FCC reserves the right to review and approve all material that you or the Borrower prepare that contain FCC’s name or describe FCC’s interest in providing the financing as described herein.

By executing this letter, you agree, whether or not the proposed credit facility closes, to indemnify and hold harmless FCC, each Lender (as defined in the Term Sheet) and each of their affiliates and their officers, directors, employees, agents and advisors (each an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including without limitation, reasonable fees and expenses of FCC’s counsel) that may be incurred by or assessed or awarded against any Indemnified Party, in each case arising out of or in connection with or by reasons of, or in connection with the preparation for a defense of any investigation, litigation or proceeding arising out of, related to or in connection with this transaction, you, Borrower or any of yours or its subsidiaries and any of the other transactions contemplated by this letter, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. You agree that in any action arising from an alleged breach of this letter, the only damages that may be sought are only those which are direct and reasonably foreseeable as the probable result of any breach hereof and any right to indirect, special or punitive damages or lost anticipated profits is hereby waived.

James Tennant

Amended and Restated as of July 12, 2004

This letter and the Term Sheet and Fee Letter attached hereto supersede all prior discussions, indications of interest and proposals previously delivered to JRT Acquisition and amend, restate and supercede the commitment letter dated March 15, 2004 by and between FCC and JRT Acquisition, the Summary of Terms and Conditions attached thereto and the Fee Letter dated March 15, 2004 by and between FCC and JRT Acquisition. Unless extended in writing by FCC, in its discretion, this letter shall expire upon the first to occur of: (a) 5:00 p.m., Central Standard Time on July 15, 2004, unless JRT Acquisition shall have executed and delivered a copy of this letter, including without limitation the Term Sheet and Fee Letter, to the attention of the undersigned prior to that date and time; or (b) 5:00 p.m., Central Standard Time on October 1, 2004, unless the transactions contemplated and described by this letter and the Term Sheet are consummated on or before that date. Expiration of this letter shall not affect the obligations of JRT Acquisition to pay any fees, costs, expenses or other amounts provided for herein or in any other agreements entered into between JRT Acquisition and FCC.

(Signature Page Follows)

James Tennant

Amended and Restated as of July 12, 2004

(Signature Page to Letter)

We appreciate the opportunity to participate in the above described financings.

Sincerely,

/s/ Fleet Capital Corporation

Agreed and Accepted:

JRT Acquisition, Inc.

By: /s/ James R. Tennant

Title: President

Date: 3/16/04

FLEET CAPITAL CORPORATION

SUMMARY OF PROPOSED TERMS AND CONDITIONS

SENIOR SECURED CREDIT FACILITIES

Amended and Restated as of July 12, 2004

The following terms and conditions of the proposed facility are for discussion purposes only and do not constitute a commitment on the part of Fleet Capital Corporation (“Agent”). Any commitment is subject to final negotiation of term and conditions following appropriate due diligence. This letter is not assignable by operation of law or otherwise without Agent’s prior written consent.

Borrower:	For purposes of this Summary of Proposed Terms and Conditions, the term Borrower shall mean (x) prior to the merger (the “Merger”) of JRT Acquisition, Inc. (“JRT Acquisition”) into Home Products International (“HOMZ”), JRT Acquisition and (y) after the consummation of the Merger, Home Products International – North America, Inc. (“HPNA”), a wholly owned subsidiary of HOMZ. JRT Acquisition is or is to be a wholly formed corporation to be owned by James Tennant. After the consummation of the Merger, HOMZ would be a privately held corporation owned by James Tennant and certain other senior executives of HOMZ and/or HPNA.

Administrative Agent and Lender:	Fleet Capital Corporation (“Fleet” or “Agent”).

Senior Credit Facility:	$50,000,000 in a Revolving Credit Facility (“Revolver”). The Revolving Credit Facility will include a letter of credit facility subline of $6,000,000.

Term:	Through March 31, 2008.

Purpose:	To refinance HPNA’s existing senior line with Agent, to finance an intercompany loan from HPNA to HOMZ which will be used to pay the merger consideration due in connection with the Merger and to provide working capital for ongoing operations.

Revolving Credit Facility:	Availability under the Revolving Credit Facility will be determined by reference to a borrowing base equal to the sum of:

(i)    85% of the value of eligible accounts receivable. Except as provided below, eligible accounts would be determined in a manner consistent with the existing Loan Agreement (as amended); plus

(ii)   the lesser of (a) 60% of the value of eligible raw material and finished goods inventory and (b) $25,000,000. Eligible inventory would be determined in a manner consistent with the existing Loan Agreement (as amended); plus

(iii)  the amount, as of the closing date, of the Fixed Asset Component under the existing Loan Agreement (said amount as increased or decreased as provided below is hereinafter referred to as the “Fixed Asset Component”). The Fixed Asset Component shall be subject to a one-time reload option to increase its amount to $15 million. The Fixed Asset Component will continue to be amortized over seven years for the portion relating to M&E and ten years for the portion relating to real estate.

The amount of any outstanding letters of credit will be blocked from availability under the Revolving Credit Facility. The foregoing notwithstanding, the $15,000,000 limitation on eligible accounts where KMart is the account debtor contained in the existing Loan Agreement shall be eliminated so long as KMart’s senior debt is rated Ba2/BB—or better by each of Moody’s and S&P respectively. If such senior debt is rated below Ba2/BB-, then the $15,000,000 limitation would be reinstated.

Interest Rates:	From the Closing Date until the first adjustment date referred to below, the interest rate would be as follows:

Base Rate Margin*	LIBOR Margin	Commitment Fee
.50%	2.50%	.50%

Thereafter, effective the first day of the first fiscal quarter immediately following the fiscal quarter in which the annual audited financial statements for the fiscal year ended on or about December 31, 2004 are delivered to Agent, the interest rate would be set as currently provided in the existing Loan Agreement (as amended) on each quarter based on Minimum Excess Availability levels as reflected below:

Minimum Excess Availability	Base Rate* Margin	LIBOR Margin	Commitment Fee
$30 million or greater	.25%	2.25%	.375%
$20 million ≤$30 million	.50%	2.50%	.50%
Less than $20 million	.75%	2.75%	.50%

*Fleet National Bank Prime Rate

Interest based on the Base Rate shall be payable monthly in arrears. Interest Periods for LIBO Rate borrowings shall be one, two, three or six months, as selected by the Borrower. Interest based on the LIBO Rate shall be payable in arrears on the earlier of (A) the last day of the applicable Interest Period or (B) monthly. Each LIBO Rate borrowing shall be in an amount of $1,000,000 or an integral multiple of $100,000 in excess thereof, and in each case shall be made on not less than three business days’ notice. Borrower would not be permitted to have more than four LIBO Rate advances outstanding at one time. All payments and collections would be deemed applied to the outstanding loans one business day after receipt of such payments by Agent in immediately available funds.

No loan may be converted or continued as a LIBO Rate loan at any time when an event of default has occurred and is continuing.

Upon the occurrence and during the continuance of an event of default under the loan agreement and at the option of Agent or Required Lenders, the Applicable Margin on all obligations owing under the loan documentation shall increase by 2% per annum over the rate otherwise applicable.

The loan agreement shall include standard protective provisions for such matters as increased costs, funding losses, illegality, change of laws (including those related to capital adequacy of banks) and withholding taxes consistent with the terms and conditions of the existing Loan Agreement (as amended).

Commitment and Closing Fee:	As provided in the Fee Letter.

Commitment Fee:	As provided in the pricing grid set forth above.

Letter of Credit Fees:	Applicable Revolving Credit Facility LIBOR margin on the face amount of letters of credit outstanding, payable monthly in arrears for stand-by letters of credit and a fee schedule to be negotiated for documentary letters of credit.

Closing Date:	On or before October 1, 2004, unless Agent agrees in writing to a later date.

Termination:	Agent may terminate the Facility without notice after the occurrence of and during the continuance of an event of default. Borrower may terminate the Credit Facilities upon 30 days prior written notice and upon payment of all obligations owed to Lenders, including any LIBOR breakage costs, if any, in the case of LIBOR loans.

Security:	The Senior Credit Facility will be secured by (i) a first priority, perfected security interest in and a lien upon substantially all of the Borrower’s and its subsidiaries’ real and personal property of every type and description, whether now owned or hereafter acquired and wherever located and (ii) a pledge of 100% of the capital stock of Borrower and all of the capital stock of HOMZ owned, directly or indirectly, by James Tennant and other senior executives of Borrower and/or HOMZ and its domestic subsidiaries. Liens in favor of persons other than Agent would be prohibited.

The priority of the lien and security interest shall be supported by such landlord and mortgagee waivers, warehousemen and bailee letters, lockbox and dominion accounts and bank consent agreements, third party consents, intercreditor agreements and other agreements as shall be requested by the Agent, in each case in form and substance satisfactory to the Agent and consistent with those provided in connection with the existing Loan Agreement (as amended).

Optional Commitment Reduction:	The Borrower may, upon at least three business days’ notice, terminate in whole or reduce ratably in part, the unused portion of the Revolving Credit Facility; provided, however, that each partial reduction shall be in an amount of $2,000,000 or an integral multiple of $1,000,000 in excess thereof. However, the reduction in commitment in any year cannot exceed $5,000,000 or $10,000,000 during the term of the Senior Credit Facility.

Mandatory Prepayment and Commitment Reduction:	The Borrower will be required to make mandatory prepayments in an amount equal to 100% of the net proceeds from the disposition of assets (excluding the sale of inventory in the ordinary course of business) or the proceeds of insurance greater than $500,000 in the aggregate per annum will go to reduce the Fixed Asset Component of the Revolving Credit Commitment (net of amounts reinvested in replacement assets within 180 days or required to pay taxes or other costs applicable to the disposition).

Conditions Precedent to Initial Extension of Credit:	Those customarily found in credit agreements for similar secured financings and others appropriate in the judgment of Agent for the Transaction, including, without limitation, the following:

a)      The final terms and conditions of the Transaction, including, without limitation, all legal and tax aspects thereof, (i) shall be described herein and otherwise consistent with the description thereof provided by JRT Acquisition and (ii) shall be otherwise satisfactory to the Lenders.

b)      Documentation relating to the Senior Credit Facility, including a credit agreement incorporating substantially the terms and conditions outlined herein and substantially the same as HPNA’s existing Loan Agreement (as amended) with Agent, shall be in form and substance satisfactory to the Agent and its counsel. No default or event of default shall exist on the Closing Date.

c)      The Agent shall be satisfied with the corporate and legal structure and capitalization of JRT Acquisition, HOMZ, the Borrower and each of the other guarantors, including, without limitation, the charter and bylaws of the Borrower, JRT Acquisition, HOMZ and each such other guarantor and each agreement or instrument relating thereto.

d)      There shall have occurred no material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of Borrower and its subsidiaries, taken as a whole, since December 27, 2003.

e)      No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or legislative body to enjoin, restrain or prohibit, or to obtain damages in respect of, or which is related to or arises out of this loan agreement or the consummation of the transactions contemplated hereby.

f)      Agent shall be satisfied as to the existing and potential liability of the Borrower and its subsidiaries with respect to any environmental matters including compliance with all laws and regulations relating to environmental protection.

g)      Agent shall continue to be satisfied with the amount, types and terms and conditions of all insurance maintained by the Borrower and its subsidiaries, and the Lenders shall have received endorsements naming the Agent as an additional insured under all insurance policies to be maintained with respect to the properties of Borrower and its subsidiaries forming part of the Lenders’ collateral described under the section “Security” above.

h)      The Agent shall have received satisfactory written opinions of counsel for the Borrower, HOMZ and the other guarantors as to the transactions contemplated hereby (including, without limitation, the tax aspects thereof and compliance with all applicable securities laws) and the Borrower’s status and the legal and binding effect of the loan documents.

i)       At the time of the proposed funding of the Senior Credit Facilities, and after giving effect to such proposed funding, blockage for letters of credit that would be outstanding, and estimated closing costs in connection therewith (whether paid or accrued), no default would exist under the loan documents and Borrower would be required on the Closing Date to have excess available credit under the Revolving Credit Facility in an amount of not less than $15,000,000.

j) Fleet National Bank shall remain the primary depository and disbursement bank of the Borrower, so long as Fleet is competitive.

k) Agent shall have completed a collateral audit of HPNA’s accounts and inventory and the results of such audit shall be acceptable to Agent.

l) Agent shall have received a “desk top” update of the appraisals of HPNA’s real property, equipment and other fixed assets and the results of such updated appraisal shall be acceptable to Agent.

m)    The holders of the requisite amount of HPNA’s “Senior Subordinated Notes” (as defined in the existing Loan Agreement (as amended)) shall have consented to the Merger and the amendments to the “Senior Subordinated Documents” (as defined in the existing Loan Agreement (as amended)) executed in connection with such consent shall be reasonably acceptable to Agent.

n) The merger of JRT Acquisition into HOMZ shall have been consummated and all conditions precedent to the consummation of the Merger (other than the payment of the merger consideration) shall have been satisfied. The merger consideration and all transaction fees incurred with the consummation thereof shall not exceed $18,000,000.

Representations and Warranties:	Those customarily found in credit agreements for similar secured financings and others appropriate in the judgment of Agent for the Transaction and consistent with those contained in the existing Loan Agreement (as amended).

Covenants:	Those affirmative, negative and financial covenants customarily found in credit agreements for similar secured financings and others appropriate in the judgment of Agent for this Transaction consistent with those contained in the existing Loan Agreement (as amended). Financial covenants, however, shall be modified to exclude the effect of one-time costs and expenses incurred in connection with the Merger.

Bond Repurchases:	Borrower shall only be permitted to repurchase or prepay its outstanding Senior Subordinated Notes with the consent of Lenders holding more than 50% of the Revolving Loan Commitments.

Events of Default:	Those customarily found in credit agreements for similar secured financings and others appropriate in the judgment of Agent for the Transaction consistent with those contained in the existing Loan Agreement (as amended).

Expenses:	Borrower shall pay all of Agent’s due diligence, syndication, transportation, computer, duplication, appraisal, audit, insurance, consultant, search, filing and recording fees and all other out-of-pocket expenses incurred by Agent (including the fees and expenses of counsel for Agent), whether or not any of the transactions contemplated hereby are consummated, as well as all expenses of Agent in connection with the administration of the loan documentation. Borrower shall also pay the expenses of Agent and the Lenders in connection with the enforcement of any of the loan documentation.

Indemnity:	Borrower will indemnify and hold harmless Agent, each Lender and each of their affiliates and their officers, directors, employees, agent and advisors (each an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reasons of, or in connection with the preparation for a defense of any investigation, litigation or proceeding arising out of, related to or in connection with the Transaction or any proposed transaction of Borrower or any of its subsidiaries or its other affiliates and any of the other transactions contemplated by this proposal, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.

Assignments and Participations:	Agent and Lenders will have the right at any time to sell, assign or transfer any portion of their loan or commitments, or sell participations therein, to one or more other lenders in a minimum principal amount of $5,000,000. Any such assignment will be subject to the consent of Agent and Borrower, such consent not to be unreasonably withheld, and the payment of a processing and recordation fee of $3,500 by the prospective lender to the Agent. In connection therewith, Agent and Lenders will have the right to disclose to such prospective Lender any and all information regarding or relating to Borrower or this Transaction which has now or may hereafter be provided to or obtained by Agent or Lenders subject to the confidentiality provisions in the loan agreement.

Agent reserves the right to provide lending industry trade organizations information necessary and customary for inclusion in league table measurements after closing of the Transaction.

Governing Law:	State of Illinois

Counsel for Agent:	Vedder, Price, Kaufman & Kammholz, P.C.

Amended and Restated as of July 12, 2004

James Tennant

Chairman and CEO

JRT Acquisition, Inc.

4501 W. 47th Street

Chicago, IL 60632

FEE LETTER

Dear Jim:

Reference is made to the Summary of Terms and Conditions (the “Term Sheet”) and that certain letter (the “Letter”), dated this date, from Fleet Capital Corporation (“FCC” or the “Agent”) which discusses $50,000,000 in Senior Secured Credit Facilities (the “Facilities”) for “Borrower” (as defined in the Term Sheet).

Capitalized terms not defined herein shall have the meanings set forth in the Term Sheet and the Letter. In addition to any fees described in the Term Sheet or Letter, in order to induce Agent to issue the Commitment Letter, JRT Acquisition agrees to pay to Agent a commitment fee in the amount of $100,000 and a closing fee in the amount of $100,000. The closing fee and the commitment fee shall be immediately due and payable on the closing of the Facilities. The commitment fee and the closing fee shall each be fully earned and non-refundable upon payment.

If Agent makes the determination to sell up to $15 million of the $50 million Senior Credit Facility to another financial institution subsequent to closing, Agent would be guaranteed a 25 basis point underwriting spread on the sell down (i.e. if participant bank, with the assistance and direction of management of Borrower, agrees to participate in the senior credit facility for a 15 basis point fee, there would be no additional closing fees for Borrower. If the participant bank requires a larger fee, such as 27.5 basis points on the $15 million, Borrower would be required to fund 12.5 basis points of the 27.5 basis point fee). The foregoing notwithstanding, the amount of any fee owed by Borrower to Agent pursuant to the terms of this paragraph shall not exceed one and one-half percent (1 1/2%) multiplied by the amount of said revolving loan commitment so assigned or sold to a participant.

In addition to the commitment fee and the closing fee, Borrower would also pay to Agent for its own account, an agency fee of $40,000 per annum with the first payment on October 1, 2004 and each October 1 thereafter paid annually in advance. Agent would also charge for out-of-pocket expenses incurred by Agent’s loan analysts for initial due diligence and recurring audits in a manner consistent with the existing Loan Agreement (as amended).

This fee letter amends, restates and supercedes the fee letter dated March 15, 2004 by and between FCC and JRT Acquisition.

Sincerely,

/s/ Fleet Capital Corporation

Accepted and Agreed to

this         day of July, 2004

JRT Acquisition, Inc.

By: /s/ James R. Tennant

President